UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
000-50626

CUSIP NUMBER
71940B 20 8

(Check One): [ X ]Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: September 24, 2005

[	]Transition Report on Form 10-K
[	]Transition Report on Form 20-F
[	]Transition Report on Form 11-K
[	]Transition Report on Form 10-Q
[	]Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PhotoWorks Inc.
Full Name of Registrant

Former Name if Applicable
1260 16th Avenue West
Address of Principal Executive Office (Street and Number)
Seattle, WA 98119
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Persons who are to respond to the collection of information contained in
SEC 1344 (07-03)	this form are not required to respond unless the form displays a currenlty
Valid OMB control number.

(Attach Extra Sheets if Needed)

The Registrant’s Annual Report on Form 10-K for the fiscal year ended September 24, 2005 could not be filed within the prescribed time period without unreasonable effort or expense because the Registrant and its independent auditors are finalizing certain aspects of the audit of the financial statements for the 2005 fiscal year.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Werner Reisacher	206	281-1397
(Name)	(Area Code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).                 [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PhotoWorks, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 23, 2005	By	/s/ Werner Reisacher
Werner Reisacher Chief Financial Officer (Principal Financial and Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be field with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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